IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

July 17, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	IDI, Inc.

Registration Statement on Form S-3

Filed July 10, 2015

File No. 333-205614

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IDI, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m., Eastern time, on July 21, 2015 or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Leah E. Hutton, Esq. at (561) 515-2420 or email to lhutton@nasonyeager.com.

Very truly yours,

/s/ Aaron Solomon

Aaron Solomon, Interim Chief Financial Officer